Exhibit 1
FREESEAS INC.
89 Akti Miaouli Street & 4 Mavrokordatou Street
185 38 Piraeus, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 27, 2007

To the Shareholders of FreeSeas Inc.:
     The 2007 Annual Meeting of Shareholders (the “Annual Meeting”) of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), will be held at The New York Palace Hotel, 455 Madison Avenue, New York, New York at 9:00 A.M., Eastern Standard Time, on Thursday, December 27, 2007 for the following purposes:
1.	To elect one director of the Company to serve until the 2010 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to ratify the appointment of PricewaterhouseCoopers S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2007; and

3.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.
     Our board of directors has fixed the close of business on November 29, 2007 as the record date for determining those shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof.
     Whether or not you expect to be present, please sign, date and return the enclosed proxy card in the pre-addressed envelope provided for that purpose as promptly as possible. No postage is required if mailed in the United States.
By Order of the Board of Directors,
/s/ Alexis Varouxakis
Alexis Varouxakis,
Secretary
Piraeus, Greece
December 3, 2007
All shareholders are invited to attend the Annual Meeting in person. Those shareholders who are unable to attend are respectfully urged to execute and return the enclosed proxy card as promptly as possible. Shareholders who execute a proxy card may nevertheless attend the Annual Meeting, revoke their proxy and vote their shares in person. “Street name” shareholders who wish to vote their shares in person will need to obtain a proxy from the person in whose name their shares are registered.

FREESEAS INC.
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 27, 2007

PROXY STATEMENT

TIME, DATE AND PLACE OF ANNUAL MEETING
     This proxy statement is furnished in connection with the solicitation by the board of directors of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”), of proxies from the holders of our common stock, par value $0.001 per share, for use at our Annual Meeting of Shareholders (the “Annual Meeting”) to be held at The New York Palace Hotel, 455 Madison Avenue, New York, New York at 9:00 A.M., Eastern Standard Time, on December 27, 2007, and at any adjournments or postponements thereof pursuant to the enclosed Notice of Annual Meeting.
     The approximate date this Proxy Statement and the enclosed form of proxy are first being sent to shareholders is December 3, 2007. Shareholders should review the information provided herein in conjunction with our Annual Report to Shareholders, which accompanies this Proxy Statement. Our principal executive offices are located at 89 Akti Miaouli and 4 Mavrokordatou Street, 185 38 Piraeus, Greece, and our telephone number is 011-30-210-452-8770.
INFORMATION CONCERNING PROXY
     The enclosed proxy is solicited on behalf of our board of directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; however, no such revocation will be effective until written notice of the revocation is received by us at or prior to the Annual Meeting.
     The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Annual Meeting and the enclosed proxy is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so.
PURPOSES OF THE ANNUAL MEETING
     At the Annual Meeting, our shareholders will consider and vote upon the following matters:
1.	To elect one director to serve until the 2010 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to ratify the appointment of PricewaterhouseCoopers S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2007; and

3.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.
     Unless contrary instructions are indicated on the enclosed proxy, all shares of common stock represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted (a) for the election of the nominee for director named below and (b) in favor of all other proposals described in the Notice of Annual Meeting. In the event a shareholder specifies a different choice by means of the enclosed proxy, the shareholder’s shares will be voted in accordance with the specification so made.
OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS
     Our board of directors has set the close of business on November 29, 2007 as the record date for determining which of our shareholders are entitled to notice of and to vote at the Annual Meeting. As of the record date, there were approximately 20,743,456 shares of common stock that are entitled to be voted at the Annual Meeting. Each share of common stock is entitled to one vote on each matter submitted to shareholders for approval at the Annual Meeting.
     The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum. Directors will be elected by a plurality of the votes cast by the shares of common stock represented in person or by proxy at the Annual Meeting. The affirmative vote of the holders of a majority of the shares of common stock eligible to vote at the Annual Meeting will be required for approval of the other proposals covered by this Proxy Statement. If less than a majority of the outstanding shares entitled to vote is represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.
     Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspector(s) shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Annual Meeting and will be counted as votes cast at the Annual Meeting, but will not be counted as votes cast for or against any given matter.
     A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of directors and other matters addressed at the Annual Meeting. Any such shares that are not represented at the Annual Meeting either in person or by proxy will not be counted in the vote on any matters addressed at the Annual Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth, as of the record date, information with respect to the beneficial ownership of our common stock by (i) each person who is known by us to beneficially own 5% or more of our outstanding common stock, (ii) each of our executive officers, (iii) each of our directors, and (iv) all of our directors and executive officers as a group. We are not aware of any beneficial owner of more than 5% of our outstanding common stock other than as set forth in the following table.

Name and Address			% of Class
of Beneficial Owner(1)(2)	Number of Shares		Outstanding
Ion G. Varouxakis	2,331,364	(3)	11.1%
Kostas Koutsoubelis	0		*
Matthew W. McCleery	0		*
Focko H. Nauta	0		*
Dimitrios Panagiotopoulos	0		*
Dimitris D. Papadopoulos	0		*
Alexis Varouxakis	0		*
All directors and officers as a group (seven persons)	2,331,364		11.1%
FS Holdings Limited	2,808,782		13.5%

*	Less than 1%.

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o FreeSeas Inc., 89 Akti Miaouli Street and 4 Mavrokordatou Street, 185 83 Piraeus, Greece.

(2)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock listed, which include shares of common stock that such persons have the right to acquire within 60 days from the record date.

(3)	Reflects 1,687,500 shares of common stock and 66,667 shares of common stock issuable upon the exercise of warrants issued to The Mida’s Touch S.A., a company wholly owned by Ion G. Varouxakis; and 250,000 shares of common stock issuable upon exercise of immediately exercisable options granted to Mr. Varouxakis under his employment agreement with us. Mr. Varouxakis has been granted a total of 250,000 options, ⅓ of which vested on December 16, 2005, ⅓ of which vested on December 16, 2006 and remaining ⅓ of which vests on December 16, 2007. The options are exercisable at a price of $5.00 per share and expire on December 16, 2010.
ELECTION OF DIRECTORS
     Our articles of incorporation provide that the board of directors be divided into three classes. Each class of directors serves a staggered three-year term. Focko H. Nauta holds office until the 2007 Annual Meeting. Dimitris Panagiotopoulos and Ion G. Varouxakis hold office until the 2008 Annual Meeting. Kostas Koutsoubelis and Matthew W. McCleery hold office until the 2009 Annual Meeting.

     At the Annual Meeting, one director will be elected by the shareholders to serve until the Annual Meeting to be held in 2010 or until the director’s successor is duly elected and qualified. The accompanying form of proxy, when properly executed and returned to the Company, will be voted FOR the election as director of the person named below, unless the proxy contains contrary instructions. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Management has no reason to believe that the nominee is unable or unwilling to serve if elected. However, in the event that the nominee should become unable or unwilling to serve as a director, the proxy will be voted for the election of such person as shall be designated by the board of directors.
Nominee
     The person nominated as director is as follows:

Name	Age	Position with the Company	Term Expires
Focko Nauta(1)	49	Director	2007

(1)	Member of FreeSeas’ audit, compensation, corporate governance and nominating committees.
     Focko H. Nauta has been one our directors since 2005. Since September 2000, he has also been a director of FinShip SA, a ship financing company. He assisted us in arranging debt financing with Hollandsche-Bank Unie N.V. From 1997 through 1999, Mr. Nauta served as a managing director of Van Ommeren Shipbroking, a London-based ship brokering company. Prior to 1997, he was a general manager of a Fortis Bank branch. Mr. Nauta holds a degree in law from Leiden University in the Netherlands.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE
NOMINEE FOR ELECTION AS DIRECTOR.
Management
     Set forth below is certain information concerning our management, including the directors who are not currently standing for election:

Name	Age	Position with the Company	Term Expires
Ion G. Varouxakis	36	Chairman of the Board, Chief Executive Officer and President	2008
Kostas Koutsoubelis	52	Director, Vice President and Treasurer	2009
Dimitris D. Papadopoulus	62	Chief Financial Officer	—
Alexis Varouxakis	30	Secretary	—
Matthew W. McCleery(1)	37	Director	2009
Dimitrios Panagiotopoulos(1)	46	Director	2008

(1)	Member of FreeSeas’ audit, compensation, corporate governance and nominating committees.

     Ion G. Varouxakis is one of our founders and is the chairman of our board of directors. He also serves as our president and chief executive officer. Prior to forming FreeSeas, Mr. Varouxakis co-founded Free Bulkers in 2003. From 2000 to 2003, Mr. Varouxakis was a managing director of Free Ships S.A., a ship management company, and Free Holdings S.A., a drybulk ship operating company. From 1997 to 2000, Mr. Varouxakis was a director of Vernicos Maritime, a ship management company managing a fleet of drybulk carriers. Mr. Varouxakis holds a candidature degree in law from the Catholic University of Saint Louis in Brussels and a bachelor of science degree in economics from the London School of Economics and Political Science. Mr. Varouxakis is an officer of the reserves of the Hellenic Army. Mr. Varouxakis is the brother of Alexis Varouxakis.
     Kostas Koutsoubelis joined our board of directors in 2007 and serves as our vice president and treasurer. In addition, Mr. Koutsoubelis is the group financial director of the Restis Group of Companies and also the chairman of Golden Energy Marine Corp. Furthermore, he is a member of the board of directors in First Business Bank, South African Marine Corp. S.A. and Swissmarine Corporation Ltd. Before joining the Restis Group, he served as head of shipping of Credit Lyonnais Greece. After graduating from St. Louis University, St. Louis, Missouri, he held various positions in Mobil Oil Hellas S.A. and after his departure he joined International Reefer Services, S.A., a major shipping company, as financial director. In the past he has also served as director of Egnatia Securities S.A., a stock exchange company, and Egnatia Mutual Fund S.A. He is a governor in the Propeller Club Port of Piraeus and member of the Board of the Association of Banking and Financial Executives of Hellenic Shipping.
     Dimitris D. Papadopoulos became our chief financial officer in May 2007. Mr. Papadopoulos started his career with Citigroup in New York from 1968 to 1970, in the European credit division, and was later posted in Athens from 1970 to 1975, where he left as general manager of corporate finance to join Archirodon Group Inc. There he served as financial and administration vice president from 1975 to 1991, which included the financial supervision of the Group’s shipping division, the Konkar Group. He served as chairman and chief executive officer of the group’s U.S. arm, Delphinance Development Corp. from 1984 to 1991. In addition to its real estate development, oil and gas development and venture capital investments, Delphinance owned several U.S. contracting companies engaged in both the public and private sectors, with special expertise in harbor and marine works. In 1991, he assumed the position of managing director of Dorian Bank, a full-charter commercial and investment bank in Greece, where he served until 1996. From 1996 until 1998 and from 2000 until 2001, he was a freelance business consultant. From 1998 to 1999, he served as managing director of Porto Carras S.A., a resort hotel in Northern Greece. Later, as executive vice president at the Hellenic Investment Bank, from 1999 to 2000, he was responsible for developing the bank’s new banking charter formation, obtaining charter approval, and organizing, staffing and commencing banking operations. From 2004 until April 2007, Mr. Papadopoulos served as president of Waterfront Developments S.A. As a Fullbright grantee, Mr. Papadopoulos studied economics at Austin College, Texas (B.A. and “Who’s Who amongst Students in American Colleges and Universities” — 1968) and did graduate studies at the University of Delaware. In 1974, he received an executive business diploma from Cornell University, Ithaca, N.Y.
     Alexis Varouxakis is our secretary. Mr. Varouxakis holds a bachelor of science degree in economics from City University, London, and a master in arts degree in art management from City University, London. From 2001 to 2004, he was involved in the entertainment industry and produced a number of feature films, award winning short movies, and television commercials. Between 2002 and 2004, Mr. Varouxakis was a member of the board of directors of the New Producers Alliance, UK’s national membership and training organization for producers and filmmakers. From 2005 to 2006, he was general manager of Aello MCPY, a company specializing in the luxury yacht charter business. In 2007, he joined Free Bulkers S.A. as assistant operations manager. Mr. Varouxakis is the brother of Ion Varouxakis.

     Matthew W. McCleery has been one of our directors since 2005. He also is currently the president of Marine Money International, a provider of maritime finance transactional information and maritime company analyses. Mr. McCleery joined Marine Money International in 1997 as managing editor and was promoted to president in 1999. He is also currently managing director of Marine Money Consulting Partners, the financial advisory and consulting arm of Marine Money International that provides shipowners with advisory services in capital raising, debt financing and business combination transactions. He assisted in the formation of Marine Money Consulting Partners in 2001. Mr. McCleery graduated from the University of Connecticut School of Law, and was admitted to the Connecticut bar, in 1997.
     Dimitrios Panagiotopoulos joined our board of directors in 2007. In addition, he is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he was working as chief accountant in Ionia Management, a Greek shipping company. He holds a degree in economics from Athens University and a masters of science in shipping, trade and finance from City University of London. He served his obligatory military duty as an officer of the Greek Special Forces and today is a captain of the reserves of Hellenic Army.
     Ion G. Varouxakis and Alexis Varouxakis are brothers. There are no other family relationships among our directors and executive officers.
     Our executive officers are appointed annually by the board of directors and serve at the discretion of the board of directors.
Corporate Governance
     We operate within a plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional, ethical and personal conduct, and assuring compliance with such responsibilities and standards. We, with the assistance of our counsel, monitor developments and “best practices” in the area of corporate governance. In July 2002, Congress enacted the Sarbanes Oxley Act of 2002 (“Sarbanes Oxley”), which, among other things, established various new substantive corporate governance standards and disclosure requirements for public companies. In addition, the Nasdaq Stock Market (“Nasdaq”) adopted changes to its listing requirements consistent with Sarbanes Oxley and the Securities and Exchange Commission (the “Commission”) regulations.
Committees of the Board of Directors
     The committees of the board of directors currently established are the audit committee, the compensation committee, the corporate governance committee and the nominating committee.
     Director Independence
     A majority of our board of directors is composed of independent directors as required by Sarbanes Oxley and the applicable Nasdaq listing standards. In determining the independence of directors, the board of directors considered information regarding the relationships between each director and his family and the Company. The board of directors made its determinations under the listing requirements of Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as further required by the Nasdaq listing requirements, the board of directors made a subjective determination as to each independent director that no relationships exist which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the board of directors reviewed and discussed information provided by the directors and the Company with regard to each director’s business and personal activities as they may relate to the Company and the Company’s management. After reviewing the information presented to it, the board of directors concluded that Matthew W. McCleery, Focko Nauta and Dimitrios Panagiotopoulos satisfied the Nasdaq standards of independence.

     Audit Committee
     The audit committee is currently composed of Focko Nauta, Chairman of the committee, Matthew W. McCleery and Dimitrios Panagiotopoulos. The audit committee’s functions include overseeing the integrity of our financial statements, our compliance with legal and regulatory requirements, and the selection and qualifications of our independent auditors. In this oversight capacity, the audit committee reviews the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent auditors, including their recommendations to improve the system of accounting and internal controls.
     The board of directors has adopted a written charter for the audit committee. The audit committee is composed of outside directors who are not officers or employees of the Company or its subsidiaries. In the opinion of the board of directors, all of the members of the audit committee are “independent” as that term is defined in the Nasdaq listing requirements and the Commission’s rules and regulations and these directors are independent of management and free of any relationships that would interfere with their exercise of independent judgment as members of the audit committee. Additionally, the audit committee includes at least one member who has been determined by the board of directors to meet the qualifications of an “Audit Committee Financial Expert” in accordance with the Commission’s rules. The board of directors has designated Focko Nauta as our “Audit Committee Financial Expert.”
     PriceWaterhouseCoopers S.A., our independent auditor, reports directly to the audit committee. The audit committee, consistent with Sarbanes Oxley and the Commission’s rules adopted thereunder, meets with management and the auditors prior to the filing of our periodic reports.
     Compensation Committee
     The compensation committee is presently composed of Matthew W. McCleery, Focko Nauta and Dimitrios Panagiotopoulos. The compensation committee reviews and approves the compensation of our executive officers and administers our Amended and Restated 2005 Stock Incentive Plan.
     Corporate Governance Committee
     The Corporate Governance committee is composed of Matthew W. McCleery, Focko Nauta and Dimtrios Panagiotopoulos. The corporate governance committee is responsible for evaluating our governance and the governance of our board and its committees; monitoring our compliance and that of the board and its committees with our corporate governance guidelines; evaluating our corporate governance guidelines and reviewing those matters that require the review and consent of the independent directors of the board and that are not otherwise within the responsibilities delegated to another committee of the board.
     Nominating Committee Matters
     Our nominating committee is composed of Matthew W. McCleery, Focko Nauta and Dimitrios Panagiotopoulos. The nominating committee assists the board of directors, on an annual basis, by identifying individuals qualified to become board members, and recommending to the board the director nominees for the next Annual Meeting of Shareholders. The nominating committee nominated the director who will stands for re-election at the 2007 Annual Shareholders’ Meeting.

     The nominating committee has determined that it will consider a number of factors in evaluating candidates for the board of directors, including but not limited to: the history of the candidate in conducting his/her personal and professional affairs; the candidate’s judgment and business experience with related businesses or other organizations of comparable size; and the knowledge and skills the candidate would add to the board of directors and its committees, including the candidate’s knowledge of accounting and financial reporting requirements.
     The nominating committee will consider a candidate recommended by a shareholder, provided that the shareholder mails a recommendation to us that contains the following: the recommending shareholder’s name and contact information; the candidate’s name and contact information; a brief description of the candidate’s background and qualifications; a statement by the candidate that the candidate is willing and able to serve on the board of directors; and a brief description of the recommending shareholder’s ownership of FreeSeas’ common stock and the term during which such shares have been held. The nominating committee may conduct an independent investigation of the background and qualifications of a candidate recommended by a shareholder, and may request an interview with the candidate. When the nominating committee determines not to recommend that the board of directors nominate a candidate, or the board determines to nominate or not to nominate a candidate, the nominating committee will notify the recommending shareholder and the candidate of the determination.
Compensation of Executive Officers and Directors
     The total gross compensation paid in 2006 to our executive officers and directors as a group was $546,333.
Employment Agreements
     We have entered into employment agreements with Ion G. Varouxakis and Dimitris D. Papadopoulos. Mr. Varouxakis’ agreement is for an initial three-year term, with additional two-year renewal terms so long as we do not give notice of termination at least 30 days before the expiration of the current term. Mr. Papadopoulos’ agreement is for an initial term of two years, with additional one-year renewal terms so long as we do not give notice of termination at least 90 days before the expiration of the current term. The officers’ annual base salaries are subject to increases as may be approved by our board of directors. Each officer is also entitled to receive performance or merit bonuses as determined from time to time by our board or a committee of the board and to reimbursement of expenses and other employee benefits as may be implemented. During 2006, none of the officers received a bonus.
     We may terminate the employment agreements for “cause” at any time. “Cause,” as defined in the agreements, means: (1) the willful breach or habitual neglect by the officer of his job duties and responsibilities; (2) material default or other material breach of an employee’s obligations under his or her employment agreement or fraud; or (3) conviction of any crime, excluding minor traffic offenses. The agreements terminate upon the officer’s death or after the officer’s disability and inability to perform his duties for a cumulative period of 90 days during any one year. The agreements do not provide for payments upon a change in control of us.

Principal Accountant Fees and Services
     The aggregate fees billed for the last two fiscal year for professional services rendered by our auditor are as follows:

	2005	2006
Audit fees	$200,000	$210,000
Audit-related fees	$92,000	$0
     Audit fees for 2005 and 2006 represent fees for professional services related to the audit of our financial statements for the year ended December 31, 2005 and for the period from April 24, 2004 to December 31, 2004, and the audit of our financial statements for the year ended December 31, 2006, respectively. Audit-related fees for 2005 represent fees for professional services related to the filing of our registration statement with the SEC.
     Our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     Each of our vessel-owning subsidiaries has entered into a management contract with Free Bulkers, a company owned and operated by Mr. Varouxakis. Pursuant to the management contracts, Free Bulkers is responsible for all aspects of technical management and maintenance for each of the vessels. Pursuant to the management agreements, we pay Free Bulkers a monthly (pro rata for the calendar days) technical management fee of $15,000 per vessel, paid in advance, from the date of signing the memorandum of agreement for the purchase of the vessel until two months after delivery of the vessel to its new owners pursuant to its subsequent sale. We have also agreed to pay Free Bulkers a commercial management commission fee equal to 1.25% of the revenues collected from the employment of our vessels. We have further agreed to pay Free Bulkers a 1% commission on the gross purchase price of any new vessels acquired or the gross sales price of any vessels we sell with the assistance of Free Bulkers. We believe that we pay Free Bulkers industry standard fees for these services. We anticipate that Free Bulkers may manage any additional vessels we may acquire in the future.
     Free Bulkers has entered into a commercial sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders. Safbulk and FS Holdings Limited are controlled by the Restis family. Safbulk has agreed to perform charter and post-charter management services for our fleet, including obtaining and negotiating vessel employment and related services, freight calculations, correspondence with charterers, and employment of charter brokers. Free Bulkers has agreed to pay to Safbulk the 1.25% fee on hire or freight to be received from us for our vessels chartered through Safbulk, commencing with the charters secured by it for the M/V Free Envoy and the M/V Free Destiny in March 2007. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice.
     To date, we have been provided with office space by Free Bulkers. Free Bulkers provided us with our office space at no rental cost to us. On February 5, 2007, and in conjunction with moving into larger office space, we entered into an agreement with Free Bulkers pursuant to which we agreed to pay Free Bulkers one-half of the rents due from Free Bulkers to the lessor of our current office space, commencing January 1, 2007. As of June 30, 2007, the amount paid under such agreement equaled approximately $32,200, or $5,367 per month (based on a historical exchange rate of €1.00 to $1.339).

     On February 5, 2007, we agreed to reimburse Free Bulkers for the actual amounts it expended during the fiscal year ended December 31, 2006 in connection with providing us with certain consolidating accounting and financial reporting services. Services provided to us by Free Bulkers related to the consolidation of financial statements and other financial reporting obligations. These services were paid as incurred and recorded in our general and administrative expenses in fiscal 2006. In addition, we agreed to enter into a new service agreement with Free Bulkers pursuant to which it will provide us with additional accounting and financial reporting services at cost during the fiscal year ending December 31, 2007 amounting to $62,500 per quarter (assuming an exchange rate of €1.00 to $1.37).
     In September 2007, we entered into an additional agreement with Free Bulkers pursuant to which Free Bulkers will provide to us services related to our accounting and financial reporting obligations, including our internal controls assessment and reporting obligations. Free Bulkers’ fee for the foregoing services is $300,000 per year payable quarterly, commencing July 1, 2007. This agreement is for an initial term of 12 months.
     On May 7, 2007, FS Holdings Limited, an entity controlled by the Restis family, agreed to loan us up to $14,000,000 pursuant to an unsecured promissory note for the purpose of financing the acquisition of four new vessels. The loan was fully drawn as of June 2007. The note accrued interest on the then-outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan was due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which was defined as any event in which we raised gross proceeds of not less than $40,000,000 in an offering of our common stock or other equity securities or securities convertible into or exchangeable for our equity securities or (iii) the date of acceleration due to a default of the amounts due under the note. The loan was prepayable by us, upon 30 days’ prior written notice to FS Holdings Limited, in whole or in part, in increments of not less than $500,000. Additionally, we agreed to issue to FS Holdings Limited, for every $1,000,000 (or pro rata portion thereof) drawn under the loan, 50,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share. Each warrant was exercisable to purchase one share of our common stock. We issued 700,000 warrants to acquire shares of our common stock pursuant to this loan. We repaid the principal amount outstanding under this loan with the proceeds of our public offering (the “Public Offering”) of common stock which closed in October 2007. On November 8, 2007, FS Holdings exercised its warrants to purchase 700,000 shares of our common stock.
     As of June 30, 2007, we had outstanding two loans from our principal shareholders with an aggregate principal balance, net of discount which resulted from accounting for the loans at their fair value, of $1,863,659 as of June 30, 2007. These loans were made in August and September 2004 in connection with the purchases of the M/V Free Destiny and the M/V Free Envoy, respectively. The loans had principal balances at origination of $1,579,447 and $2,554,737, respectively, and were interest-free. On January 5, 2007, the shareholder loans due to one of our corporate shareholders were sold to The Mida’s Touch, a corporation controlled by Mr. Varouxakis for the principal amount outstanding. The Mida’s Touch subsequently sold a portion of such loans to FS Holdings Limited. In April 2005 and October 2005, the loans were modified to provide for a repayment schedule for each loan of eight equal quarterly installments of $125,000 each in 2006 and 2007, with balloon payments of the balance due on each loan on January 1, 2008. Additionally, the amended terms provided that the loans would become immediately due and payable in the event that we raised additional capital of at least $12,500,000. We repaid the remaining principal balance of these loans with the proceeds from our Public Offering.

     In January 2007, V Capital S.A., a Marshall Islands corporation wholly owned by Ion G. Varouxakis, purchased from the two other co-founding shareholders an aggregate of 2,812,250 shares of our common stock for cash at a price of $3.268 per share and pre-existing promissory notes in the aggregate principal amount of $1,308,500 executed by us for consideration equal to the principal amount of the notes. Simultaneously V Capital S.A. sold 70,600 shares to Mr. Varouxakis’ family members and 2,108,782 shares to FS Holdings Limited. V Capital S.A. also sold 305,921 shares to an institutional investor and sold 327,197 shares to The Mida’s Touch S.A., another Marshall Islands corporation wholly owned by Mr. Varouxakis. All of these sales were for cash at $3.268 per share. In addition, V Capital S.A. transferred $1,108,500 of the principal amount of the shareholder loans to FS Holdings Limited for consideration equal to the principal amount transferred. As a result of these transactions, Mr. Varouxakis now beneficially owns (including shares underlying options and warrants beneficially owned by him) 2,248,031 shares of common stock, which is approximately 29.8% of our common stock as of October 23, 2007.
     On August 14, 2007, we received a letter from counsel representing two of our former executive officers alleging that the registration statement on Form F-3 filed by us with the SEC on August 3, 2007 misstated the number of shares beneficially owned by the two executive officers. The two former executive officers allege that they continue to beneficially own 500,000 shares of common stock underlying options granted to them in connection with their prior employment with us. We have responded that we believe that these options expired unexercised pursuant to our stock option plan and we intend to vigorously defend this position.
     Mr. Constantinos Varouxakis, the brother of Mr. Ion Varouxakis, our chairman, chief executive officer and president, is an employee of Aquavita International. Free Bulkers and Safbulk use Aquavita International from time to time as one of the shipping brokers for our fleet. Aquavita International received commissions of approximately $30,000 and $0 during the six months ended June 30, 2007 and 2006, respectively, for such services.
PROPOSAL TO RATIFY THE SELECTION
OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The firm of PriceWaterhouseCoopers S.A., an independent registered public accounting firm, has served in such capacity for us since 2005. The audit committee has selected PriceWaterhouseCoopers S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2007.
Vote Required for Approval
     Shareholder approval is not required for the appointment of PriceWaterhouseCoopers S.A., because the audit committee is responsible for selecting auditors. However, the appointment is being submitted for ratification by the shareholders at the Annual Meeting. No determination has been made as to what action the board of directors or the audit committee would take if shareholders do not approve the appointment.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL.

HOUSEHOLDING OF ANNUAL DISCLOSURE DOCUMENTS
     As permitted by the Securities Exchange Act of 1934, only one copy of this proxy statement is being delivered to shareholders residing at the same address, unless such shareholders have notified us of their desire to receive multiple copies of the proxy statement.
     We will promptly deliver, upon oral or written request, a separate copy of the proxy statement or annual report to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to the Corporate Secretary by phone at 011-30-210-452-8770 or by mail to Corporate Secretary, 89 Akti Miaouli Street and 4 Mavrokordatou Street, 185 38 Piraeus, Greece.
     Shareholders residing at the same address who currently receive only one copy of the proxy statement but desire to receive multiple copies, and shareholders residing at the same address who currently receive multiple copies of the proxy statement but desire to receive only one copy, may contact the Corporate Secretary by phone at 011-30-210-452-8770 or by mail at 89 Akti Miaouli Street and 4 Mavrokordatou Street, 185 38 Piraeus, Greece.
OTHER BUSINESS
     The board of directors knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.
By Order of the Board of Directors,
/s/ Alexis Varouxakis
Alexis Varouxakis
Secretary
Pireaus, Greece
December 3, 2007